United States securities and exchange commission logo





                           August 31, 2021

       Alberto Recchi
       Chief Financial Officer
       Galileo Acquisition Corp.
       1049 Park Ave. 14A
       New York, NY 10028

                                                        Re: Galileo Acquisition
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed August 16,
2021
                                                            File No. 333-256935

       Dear Mr. Recchi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4

       Comparative Per Share Information, page 52

   1. We note your amended disclosure of pro forma combined company common stock at June
                                                        30, 2021 per page 193
now excludes the 3.47 million shares subject to the Earnout
                                                        Terms as the earnout
contingencies have not yet been met, without similarly updating the pro forma book value
per share amounts assuming minimum and maximum redemption at
                                                        June 30, 2021 herein.
Additionally for the pro forma periods presented, the related pro forma weighted average
shares outstanding of non-redeemable ordinary/ common shares assuming minimum and
maximum redemptions herein appear to also include shares
                                                        subject to the earnout,
which were excluded in the downward revision of such weighted average shares in your
unaudited pro forma condensed combined statements of
                                                        operations. Please
revise or advise.
 Alberto Recchi
Galileo Acquisition Corp.
August 31, 2021
Page 2
Galileo Acquisition Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity, page F-28

2. We note you present Net income totaling $1.03 million for the six months ended June 30,
         2021, which does not reconcile to interim Net loss totaling $11.3 million for the same interim period per the condensed consolidated statements of operations, and appears inconsistent with your Form 10-Q for the interim period ended June 30, 2021 filed on
         August 13, 2021. Your activity for the six months ended June 30, 2020 similarly does not reconcile between financial statements. Please amend to revise or advise.
       You may contact Beverly Singleton at 202-551-3328 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameAlberto Recchi                            Sincerely,
Comapany NameGalileo Acquisition Corp.
                                                            Division of
Corporation Finance
August 31, 2021 Page 2                                      Office of
Manufacturing
FirstName LastName